UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on P-80 construction contract

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Rio de Janeiro, August 15, 2022 - Petróleo Brasileiro S.A. – Petrobras informs that, as a result of the progress of the development project for the Búzios field, in the Santos Basin pre-salt area, it signed today a contract with Keppel Shipyard Limited for the construction of platform P-80, the ninth unit to be installed in the field.

This unit will be one of the largest to operate in Brazil and one of the largest in the global oil and gas industry, with capacity to produce up to 225 thousand barrels of oil per day, process up to 12 million m3/day of gas, and store more than 1.6 million barrels. The project foresees the interconnection of 14 wells, 7 of which are oil producers and 7 injectors.

The platform will be self-owned, of the FPSO type (floating unit that produces, stores, and transfers oil), with a minimum local content index of 25%. Production is scheduled to start in 2026. The P-80 will be the 28th system to operate in the pre-salt.

The P-80 is part of Petrobras' new generation of platforms, characterized by their high production capacity and by innovative technologies to reduce CO2 emissions. The unit will incorporate, for example, the closed flare technology, which increases the use of the gas and prevents it from being burned into the atmosphere, operating in a safe and sustainable manner. Another innovation will be the methane gas detection system, capable of acting to prevent or mitigate the risk of leaks.

The platform will also be equipped with the CO2 Capture, Use, and Geological Storage (CCUS) technology. Petrobras is a pioneer in the use of this offshore technology, which allows it to combine increased productivity with reduced carbon emissions.

Simultaneously with the construction of P-80, its digital twin will be developed. This innovation consists in the digital reproduction through a virtual unit identical to the physical platform, allowing several remote simulations and virtual operational tests, simulating several scenarios in a safe way.

With substantial reserves, low risk, and low lifting cost, the Búzios field should reach the end of this decade with daily production of around 2 million barrels of oil equivalent per day, becoming Petrobras' highest-producing asset. Four platforms are currently operating in the Búzios field (P-74, P-75, P-76, and P-77) and another four units are under construction process (FPSO Almirante Barroso; FPSO Almirante Tamandaré; P-78, and P-79).

Petrobras is the operator of the field with a 92.6% stake, with CNOOC and CNODC as partners, with 3.7% each.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer